

ELLINGSON & ELLINGSON
CERTIFIED PUBLIC ACCOUNTANTS

ERIK J. (RICK) ELLINGSON, CPA
PATTI ELLINGSON SOLHEIM, CPA
JANE ELLINGSON EHRESMANN, CPA

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying SEC Rule 17a-5 Exemption Report, in which (1) Aegis Investments, Inc. ("Aegis") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Aegis claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Aegis stated that Aegis met the identified exemption provisions throughout the period of January 1, 2021 to December 31, 2021 without exception. Aegis' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Aegis' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ellingson & Ellingson, Ltd.

Ellingson & Ellingson, Ltd.
Edina, Minnesota

February 25, 2022

5101 Vernon Ave. S., Suite 501, Edina, MN 55436 (952) 929-0315





Aegis Investments, Inc.

February 25, 2022

Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

FINRA
9509 Key West Avenue
Rockville, MD 20850

Re: Exemption Report – SEC Rule 17a-5(d)(4)

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Aegis Investments, Inc. is a broker/dealer registered with the SEC and FINRA.
- Aegis Investments, Inc. claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2021.
- Aegis Investments, Inc. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  *The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a broker or dealer.

- Aegis Investments, Inc. has met the identified exemption provisions in paragraph (k)(2)(ii) of Rule 15c3-3 throughout the period of January 1, 2021 through December 31, 2021, without exception.
- Aegis Investments, Inc. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(ii) of Rule 15c3-3 for the period of January 1, 2021 through December 31, 2021.

The above statements are true and correct to the best of my and my firm's knowledge.

Very truly yours,

Aegis Investments, Inc.

By: ______________________ Title: President

4915 West 35th Street, Suite 206 • St. Louis Park, MN 55416 • Phone 612-336-4432 FAX 612-337-5336